SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

nCino, Inc.

(Name of Issuer)
Common Stock, $0.0005 Par Value Per Share

(Title of Class of Securities)
63947X101

(CUSIP Number)
Andrew Prodromos
Deputy General Counsel and Chief Compliance Officer
Insight Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
(212) 230-9200

With a copy to:
Matthew J. Haddad
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 7, 2022

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,951,261 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,951,261 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,951,261 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,240,081 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,240,081 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,240,081 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 626,762 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 626,762 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,762 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 94,014 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 94,014 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,014 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight SN Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,217,791 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,217,791 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,217,791 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight SN Holdings 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,827,484 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,827,484 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,484 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,310,944 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,310,944 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,310,944 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,123,257 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,123,257 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,123,257 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,092,443 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,092,443 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,443 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 205,816 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 205,816 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,816 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,190,253 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,190,253 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,190,253 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,368,720 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,368,720 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,720 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,097,549 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,097,549 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,549 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,812,367 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,812,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,812,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,912,118 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,912,118 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,118 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,921,665 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,921,665 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,921,665 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.
(2)
Includes 9,547 shares of Common Stock held of record by IVP (Venice), L.P., which may be deemed attributable to Insight Venture Associates X, Ltd., because Insight Venture Associates X, Ltd. is the managing member of IVP GP (Venice), LLC, which in turn is the general partner of IVP (Venice), L.P.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 16,732,460 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,732,460 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,732,460 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 16,732,460 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,732,460 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,732,460 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 14,468,889 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 14,468,889 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,468,889 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 14,468,889 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 14,468,889 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,468,889 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 63947X101

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 39,123,014 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 39,123,014 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,123,014 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.
(2)
Includes 9,547 shares of Common Stock held of record by IVP (Venice), L.P., which may be deemed attributable to Insight Holdings Group, LLC, because Insight Holdings Group, LLC is the sole shareholder of Insight Venture Associates X, Ltd., which in turn is the managing member of IVP GP (Venice), LLC, which in turn is the general partner of IVP (Venice), L.P.

Item 1.     Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.0005 per share (the “Common Stock”), of nCino, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6770 Parker Farm Drive, Wilmington, North Carolina 28405.

Item 2.     Identity and Background.

(a)
This Statement is being filed jointly on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”); (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman X”); (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP Delaware X”); (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”); (v) Insight SN Holdings, LLC, a Delaware limited liability company (“IVP X HoldCo 1”); (vi) Insight SN Holdings 2, LLC, a Delaware limited liability company (“IVP X HoldCo 2” and, together with IVP X HoldCo 1, the “IVP X HoldCos”); (vii) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX”), (viii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman IX”), (ix) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (“IVP Delaware IX”), (x) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors IX” and, together with IVP IX, IVP Cayman IX and IVP Delaware IX, the “IVP IX Funds”); (xi) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“IVP GBCF”), (xii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership (“IVP Cayman GBCF”), (xiii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership (“IVP Delaware GBCF”), (xiv) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership (“IVP B GBCF” and, together with IVP GBCF, IVP Cayman GBCF and IVP Delaware GBCF, the “IVP GBCF Funds”); (xv) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”); (xvi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA X Ltd”); (xvii) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA IX”); (xviii) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA IX Ltd”); (xix) Insight Venture Associates Growth-Buyout Coinvestment, L.P., a Cayman Islands exempted limited partnership (“IVA GBC”); (xx) Insight Venture Associates Growth-Buyout Coinvestment Ltd., a Cayman Islands exempted company (“IVA GBC Ltd”); and (xxi) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).

The general partner of each of the IVP X Funds is IVA X, whose general partner is IVA X Ltd. The managing member of each of the IVP X HoldCos is IVP X.  The general partner of each of the IVP IX Funds is IVA IX, whose general partner is IVA IX Ltd.  The general partner of each of the IVP GBCF Funds is IVA GBC, whose general partner is IVA GBC Ltd.  The sole shareholder of each of IVA X Ltd, IVA IX Ltd and IVA GBC Ltd is Holdings, which is managed by a four (4) person Board of Managers.

Schedule I hereto sets forth a list of all of the managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of Holdings.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 18, 2022, a copy of which is attached as Exhibit 7.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Act.

(b)
The address of the principal office of each Reporting Person is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.  Schedule I hereto sets forth the address of the principal office of each Scheduled Person.

(c)
The principal business of each of the IVP X Funds, the IVP IX Funds and the IVP GBCF Funds is making private equity, venture capital and related investments.  The principal business of each of the IVP X HoldCos is acting as a holding company for equity securities of the Issuer.  The principal business of IVA X, IVA IX and IVA GBC is acting as the general partner of the IVP X Funds, the IVP IX Funds and the IVP GBCF Funds, respectively. The principal business of IVA X Ltd, IVA IX Ltd and IVA GBC Ltd is acting as the general partner of IVA X, IVA IX and IVA GBC, respectively. The principal business of Holdings is acting as the shareholder of IVA X Ltd, IVA IX Ltd, IVA GBC Ltd and other affiliated entities.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons or Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
IVP Delaware X, the IVP X HoldCos, IVP Delaware IX, IVP Delaware GBCF and Holdings are organized under the laws of the State of Delaware. The other Reporting Persons are organized under the laws of the Cayman Islands.  Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.     Sources and Amount of Funds or Other Consideration

Immediately prior to January 7, 2022 (the date of closing of the Issuer’s acquisition of SimpleNexus, LLC), the IVP IX Funds, the IVP GBCF Funds and IVP (Venice), L.P. owned an aggregate of 31,210,896 shares of Common Stock of nCino, Inc. (now named nCino Opco, Inc.) (“nCino”), which were acquired over the course of multiple transactions.

The IVP IX Funds, the IVP GBCF Funds, IVA IX, IVA IX Ltd, IVA GBC, IVA GBC Ltd and Holdings previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Act with respect to shares of Common Stock of nCino.

On January 7, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of November 16, 2021 (the “Merger Agreement”), by and among nCino, Penny HoldCo, Inc. (the Issuer), Dollar Merger Sub, Inc. (“nCino Merger Sub”), Penny Merger Sub, LLC (“SimpleNexus Merger Sub”), Penny Blocker 1 Merger Sub, Inc. (“Blocker 1 Merger Sub”), Penny Blocker 2 Merger Sub, Inc. (“Blocker 2 Merger Sub”), Penny Blocker 3 Merger Sub, Inc., Penny Blocker 4 Merger Sub, Inc., Insight (Delaware) SN Blocker Corporation (“Blocker 1”), Insight (Cayman) SN Blocker Corporation (“Blocker 2”), ScarletFire SN Blocker Corporation, TLEO, Inc., SimpleNexus, LLC (“SimpleNexus”) and Insight Venture Partners, LLC, the Issuer consummated its acquisition of SimpleNexus pursuant to a series of transactions (collectively, the “Transactions”), including (i) the merger of nCino Merger Sub with and into nCino, with nCino surviving as a wholly owned subsidiary of the Issuer, (ii) the merger of Blocker 1 Merger Sub with and into Blocker 1, with Blocker 1 surviving as a wholly owned subsidiary of the Issuer, (iii) the merger of Blocker 2 Merger Sub with and into Blocker 2, with Blocker 2 surviving as a wholly owned subsidiary of the Issuer, and (iv) the merger of SimpleNexus Merger Sub with and into SimpleNexus, with SimpleNexus surviving as a wholly owned subsidiary of the Issuer. Upon the consummation of the Transactions, (x) the equity interests held by the Reporting Persons in nCino were converted into shares of Common Stock and (y) the equity interests held by the Reporting Persons in SimpleNexus, Blocker 1 and Blocker 2 were converted into the right to receive the consideration payable pursuant to the terms of the Merger Agreement, including shares of Common Stock.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In addition, Jeffrey Horing, a Scheduled Person, is a member of the Board of Directors of the Issuer. Mr. Horing, solely in his capacity as a member of the Board of Directors of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and management of the Issuer as part of his service as a director.  There can be no assurance as to the outcome of any of the discussions referred to in this Statement.

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.  Depending on such factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)

The responses of the Reporting Persons on the cover pages of this Statement are incorporated herein by reference.  As of the date of this Statement, the Reporting Persons beneficially own an aggregate of  39,123,014 shares of Common Stock, which represent approximately 35.7% of the Common Stock outstanding.  The percentage of the Common Stock beneficially owned by each Reporting Person as reported in this Statement (including on the cover pages of this Statement) is calculated based on 109,725,767 shares of Common Stock outstanding as of January 7, 2022, as set forth in the Form S-3 of the Issuer filed with the U.S. Securities and Exchange Commission on January 10, 2022.

Each of Holdings, IVA X Ltd, IVA IX Ltd, IVA GBC Ltd, IVA X, IVA IX and IVA GBC expressly declare that this Statement shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this Statement.  IVP X expressly declares that this Statement shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of all of the securities owned by the IVP X HoldCos.

65,439 shares of Common Stock (inclusive of 2,688 restricted stock units that will vest in full on July 15, 2022) are beneficially owned by Jeffrey Horing, a Scheduled Person.  To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any other Scheduled Person.

(c)	Except as described in this Statement, during the last 60 days, none of the Reporting Persons has effected any transaction involving shares of Common Stock.

(d)
Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Certain of the Reporting Persons are party or subject to the following contracts with respect to the securities of the Issuer:

Merger Agreement

On November 16, 2021, SimpleNexus, Blocker 1 and Blocker 2 entered into the Merger Agreement with the Issuer and the other parties thereto, providing for, among other things, certain registration rights in connection with the resale of shares of Common Stock held by the Reporting Persons.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.2 herewith and incorporated by reference herein.

Restrictive Covenant Agreement

In connection with the Merger Agreement, on November 16, 2021, the IVP X Funds, the IVP X HoldCos, the IVP IX Funds, the IVP GBCF Funds and IVP (Venice), L.P. (collectively, the “Insight Lock-Up Parties”) entered into a restrictive covenant agreement with the Issuer, providing for, among other things, the Insight Lock-Up Parties’ agreement not to sell or otherwise directly or indirectly dispose of approximately two-thirds of the shares of Common Stock held by the Insight Lock-Up Parties immediately following the closing of the Transactions (the “Lock-Up Securities”). Following the closing of the Transactions, approximately one-third of the Lock-Up Securities will be released from such restrictions on each of the six-, nine- and 12-month anniversaries of the closing of the Transactions.

The foregoing description of the Restrictive Covenant Agreement is a summary only and is qualified in its entirety by reference to the Restrictive Covenant Agreement, which is filed as Exhibit 7.3 herewith and incorporated by reference herein.

Investors’ Rights Agreement

Pursuant to the First Amended and Restated Investors’ Rights Agreement, dated as of February 12, 2015, by and among nCino, the IVP IX Funds, the IVP GBCF Funds and certain other holders listed therein (as amended, the “Investors’ Rights Agreement”), which was assigned to and assumed by the Issuer, such shareholders are entitled to certain registration rights in connection with the resale of the shares of capital stock of the Issuer owned or acquired by such shareholders.

The foregoing description of the Investors’ Rights Agreement is a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as Exhibit 7.4 herewith and incorporated by reference herein.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated as of January 18, 2022, by and among the Reporting Persons.
Exhibit 7.2
Agreement and Plan of Merger, dated as of November 16, 2021, by and among nCino, Inc., Penny HoldCo, Inc., Dollar Merger Sub, Inc., Penny Merger Sub, LLC, SimpleNexus, LLC, Insight Venture Partners, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to Form 8-K filed by nCino, Inc. with the U.S. Securities and Exchange Commission on November 17, 2021)

Exhibit 7.3
Restrictive Covenant Agreement, dated as of November 16, 2021, by and among Penny HoldCo, Inc. and the Reporting Persons party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by nCino, Inc. with the U.S. Securities and Exchange Commission on November 17, 2021).

Exhibit 7.4
First Amended and Restated Investors’ Rights Agreement, dated as of February 12, 2015, by and among the Issuer, the Reporting Persons party thereto and the other parties thereto (incorporated by reference to Exhibit 4.2 to Form S-1 filed by nCino, Inc. with the U.S. Securities and Exchange Commission on June 22, 2020), and each amendment thereto (incorporated by reference to Exhibits 4.3, 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 to Amendment No. 1 to Form S-1 filed by nCino, Inc. with the U.S. Securities and Exchange Commission on July 6, 2020).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS X, L.P. By: Insight Venture Associates X, L.P., its general partner By: Insight Venture Associates X, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P. By: Insight Venture Associates X, L.P., its general partner By: Insight Venture Associates X, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P. By: Insight Venture Associates X, L.P., its general partner By: Insight Venture Associates X, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P. By: Insight Venture Associates X, L.P., its general partner By: Insight Venture Associates X, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT SN HOLDINGS, LLC

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT SN HOLDINGS 2, LLC

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022
INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022
INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022
INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022
INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES X, L.P. By: Insight Venture Associates X, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES X, LTD.

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES IX, L.P. By: Insight Venture Associates IX, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: January 18, 2022	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-fact

SCHEDULE I

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Partners	USA